DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  June 8, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                     FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1. Reporting Issuer
   ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2. Date of Material Change
   -----------------------

      June 7, 2004

3. Press Release
   -------------

      June 7, 2004

4. Summary of Material Change
   --------------------------

Vancouver, BC, Canada. June 7, 2004. DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace (TSX:MAL) announced the delivery to site of a commercial scale OGTS2500 BIO FUEL INDUSTRIAL GAS TURBINE PACKAGE capable of running on BioOil produced from pyrolysis of local woodwaste to West Lorne, Ontario, the site of what will be, when completed this summer, the world's largest pyrolysis plant and the first pyrolysis oil fuelled electrical power co-generation facility.

The compact, dependable OGT2500 is an ideal choice for efficient small scale power requirements and is designed to suit the requirements of utilities, industrial power generation and cogeneration applications. Orenda's package was designed around the proven reliability of Mashproekt gas turbines which are the result of more than 40 years of development. The package offered by Orenda has been engineered and assembled to specific requirements for use of pyrolysis fuels.

The turbine package will be integrated to a 100 tpd pyrolysis plant, elements of which are already in transit to the site, that is being provided by DynaMotive and feedstock conditioning equipment (already on site) that has been supplied by Bruks Klockner.

The plant, currently in construction, aims to be a showcase for DynaMotive's fast pyrolysis and Magellan Aerospace, Orenda Industrial generation technologies. It will demonstrate the commercial potential in improving the efficiency of energy recovery from conversion of biomass waste to generate electric power from less fuel than traditional methods that use solid biomass combustion. An additional benefit is that DynaMotive's patented fast pyrolysis technology contributes to reduced green house gas emissions and improved air quality.

5. Full Description of Material Change
   -----------------------------------

Please see attached press release

6. Reliance on Section 85(2) of the Act

      N/A

7. Omitted Information

      N/A

8. Senior Officers

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9. Statement of Senior Officer
   ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 7th day of June, 2004


                               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                    (signed)  /s/ Richard Lin
                                              -------------------
                                               Richard Lin
                                               Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release - June 7th, 2004

      Magellan Aerospace Corporation and DynaMotive Announce Shipment of
       OGT 2500 Industrial BioOil Turbine Package to West Lorne, Ontario

Vancouver, BC, Canada. June 7, 2004. DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace (TSX:MAL) announced the delivery to site of a commercial scale OGTS2500 BIO FUEL INDUSTRIAL GAS TURBINE PACKAGE capable of running on BioOil produced from pyrolysis of local woodwaste to West Lorne, Ontario, the site of what will be, when completed this summer, the world's largest pyrolysis plant and the first pyrolysis oil fuelled electrical power co-generation facility.

The compact, dependable OGT2500 is an ideal choice for efficient small scale power requirements and is designed to suit the requirements of utilities, industrial power generation and cogeneration applications. Orenda's package was designed around the proven reliability of Mashproekt gas turbines which are the result of more than 40 years of development. The package offered by Orenda has been engineered and assembled to specific requirements for use of pyrolysis fuels.

The turbine package will be integrated to a 100 tpd pyrolysis plant, elements of which are already in transit to the site, that is being provided by DynaMotive and feedstock conditioning equipment (already on site) that has been supplied by Bruks Klockner.

The plant, currently in construction, aims to be a showcase for DynaMotive's fast pyrolysis and Magellan Aerospace, Orenda Industrial generation technologies. It will demonstrate the commercial potential in improving the efficiency of energy recovery from conversion of biomass waste to generate electric power from less fuel than traditional methods that use solid biomass combustion. An additional benefit is that DynaMotive's patented fast pyrolysis technology contributes to reduced green house gas emissions and improved air quality.

The integration of DynaMotive's and Orenda's technologies opens significant opportunities for both companies in green power generation, particularly in distributed power. The Companies entered into a joint test program for the purpose of developing bio fuel combined heat and power systems in 1999. DynaMotive developed specific pyrolysis fuel processing capabilities to meet stringent standards established by Orenda for the development of this system.

DynaMotive and Orenda acknowledged the support provided by Technology Partnership Canada in the development of their respective proprietary technologies, and that of Sustainable Development Technology Canada who has supported the project consortium.

SDTC is a $350M foundation established by the Government of Canada through the Departments of Natural Resources Canada and Environment Canada to further the development and demonstration of innovative technology solutions including those that reduce greenhouse gas emissions and improve air quality.

Orenda is a division of Magellan Aerospace Corporation and is a recognized leader in the aerospace industry. Orenda has an established reputation in power and propulsion technologies, with core competencies in gas turbine engine repair and overhaul, component manufacturing for turbine OEMs, industrial power packages and advanced energy systems

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications  Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268        Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.